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                 The Guardian Life Insurance Company of America
                                7 Hanover Square
                               New York, NY 10004

April 28, 2005

VIA EDGAR

Mr. Barry Entos
Division of Investment Management
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549-0505

            RE: THE PARK AVENUE PORTFOLIO (FILE NOS. 33-23966; 811-5641)

Dear Mr. Entos:

            This letter is in response the comments you relayed to me in our telephone conversation of April 13, 2005, with respect to the post-effective amendment to the registration statement of The Park Avenue Portfolio (the "Portfolio") filed with the Commission on Form N-1A on February 25, 2005 (the "Amendment"). Each series of the Portfolio is referred to herein as a "Fund." This letter sets forth each comment and our response.

Prospectus

      1. Comment: With respect to The Guardian UBS Large Cap Value Fund, we believe that companies that currently have the lowest market capitalization within the Russell 1000 Value Index do not meet the definition of large market capitalization. Please revise the definition of what the Fund considers a large cap company.

            Response: Agreed. The applicable disclosure has been revised by deleting the second sentence of the first paragraph of the section entitled "The Fund's principal investment strategies" and replacing it with the following:

                  The Fund defines large market capitalization companies as those companies in the market capitalization range of the Fund's benchmark, the Russell 1000 Value Index. Under normal market conditions, the Fund expects that its median market capitalization will approximate the median market capitalization of the index. As of March 31, 2005, the market capitalization of companies represented in the Russell 1000 Value Index ranged between $511 million and $389 billion, and the median market capitalization was $4.5 billion.

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                                                                               2

      2. Comment: In the 80% investment policy of The Guardian UBS Large Cap Value Fund, please state that the calculation of the Fund's net assets includes borrowings for investment purposes.

            Response: Agreed. The applicable disclosure has been revised as requested. In addition, conforming changes have been made to the disclosure of The Guardian UBS Small Cap Value Fund. The Guardian UBS Large Cap Value Fund and The Guardian UBS Small Cap Value Fund are currently the only funds within the Portfolio subject to Rule 35d-1 under the Investment Company Act of 1940 that are permitted to borrow for investment purposes.

      3. Comment: Please state in the prospectus that information regarding each Fund's portfolio holdings is available on the Fund's website.

            Response: Agreed. The following disclosure has been added under the section entitled "Risks and Special Investment Techniques - Special Investment Techniques - Disclosure of Portfolio Holdings": "A link to each Fund's portfolio holdings is accessible on the Funds' website at www.guardianinvestor.com."

      4. Comment: In the section entitled "Risks and Special Investment Techniques," please change the heading "Diversification risk" to "Asset allocation risk."

            Response: Agreed.

      5. Comment: As provided in Item 5(a)(2) of Form N-1A, please disclose the name, title, length of service and business experience during the past 5 years of each portfolio manager who is primarily responsible for the day-to-day management of The Guardian UBS Large Cap Value Fund and The Guardian UBS Small Cap Value Fund.

            Response: Agreed. The applicable disclosure has been revised, as indicated in Exhibit A hereto.

      6. Comment: Please include the Funds' financial highlights information in the Rule 485(b) filing.

            Response: Agreed.

      Statement of Additional Information

      1. Comment: Please provide the disclosure required in Form N-1A on portfolio managers.

            Response: Agreed. The applicable disclosure has been added, as indicated in Exhibit B hereto.

      2. Comment: Please add a fundamental investment restriction stating that The Guardian Park Avenue Fund may not issue senior securities.

            Response: Agreed. A fundamental investment restriction has been added, stating that the Fund may not "issue any senior securities except as permitted by applicable law."

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                                                                               3

      3. Comment: Please describe the Funds' procedures for monitoring compliance with the policies and procedures with respect to disclosure of portfolio holdings information, and the procedures and for monitoring potential conflicts of interest.

            Response: The applicable disclosure has been revised in response to this comment, and is attached hereto as Exhibit C.

      4. Comment: Please state to whom portfolio holdings information is selectively disclosed, the frequency of the time lag for disclosure and the restrictions on the use of the holdings information.

            Response: The applicable disclosure has been revised in response to this comment. Please see Exhibit C.

      5. Comment: Please disclose who may specifically authorize the disclosure of Fund portfolio holdings information.

            Response: The applicable disclosure has been revised in response to this comment. Please see Exhibit C.

      6. Comment: In the discussion of board approval of the continuation of the Funds' investment advisory contracts, please state the factors the board considered and how the investment adviser met each of those factors.

            Response: The applicable disclosure has been revised in response to this comment, and is attached hereto as Exhibit D.

      7. Comment: Please state how investors may obtain a copy of the Funds' proxy voting records.

            Response: Agreed. The following disclosure has been added under the section entitled "Investment Advisers and Distributor - Proxy Voting Policies and Procedures":

                  Information regarding how each Fund voted proxies relating to the Fund's portfolio securities during the 12-month period ended June 30, 2004 is available without charge upon request on the Funds' website, www.guardianinvestor.com or the Securities and Exchange Commission's website, www.sec.gov.

      8. Comment: Please state that the Trustees of the Portfolio serve until they resign, die or are removed from office.

            Response: The requested disclosure is included under the heading "Shareholder Rights" as follows:

                  Each trustee serves until the earlier of: (1) the next meeting of shareholders, if any, called for the purpose of electing trustees and until the election and qualification of his or her successor; or (2) such trustee's death, resignation, retirement or removal by a two-thirds vote

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                                                                               4

                  of the trustees or by a majority vote of the outstanding shares of the Portfolio.

Part C

      Comment: Please file the Portfolio's amended Code of Ethics as an exhibit to the registration statement filed under Rule 485(b).

      Response: As indicated in Part C of the Portfolio's registration statement filing under Rule 485(a) on February 25, 2005, the Portfolio's revised Code of Ethics will be filed by amendment.

Representations

      The Portfolio acknowledges that SEC staff comments or changes to the disclosure in the registration statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the registration statement. In addition, the Portfolio acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the registration statement. The Portfolio further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    * * * * *

      Please do not hesitate to contact me at (212) 598-1297 if you have further questions or comments, or if you require further information.

Sincerely,

Kathleen M. Moynihan
Assistant Counsel

                                    EXHIBITS

Exhibit A

UBS LARGE CAP VALUE FUND AND UBS SMALL CAP VALUE FUND

Each Fund is managed by an investment management team at UBS Global AM. John Leonard is the lead portfolio manager for the UBS Large Cap Value Fund. He works with other members of the Fund's investment management team in managing the Fund. Each member of the team is allocated a specific portion of the Fund's portfolio, over which he or she has independent responsibility for research, security selection, and portfolio construction. The team members also have access to additional portfolio managers and analysts at UBS Global AM who specialize in the various sectors and markets in which the Fund invests. Mr. Leonard, as coordinator, has responsibility for allocating the Fund's portfolio among the various managers and analysts, occasionally implementing trades on behalf of analysts on the team and reviewing the overall composition of the Fund's portfolio to ensure its compliance with its stated investment objective and strategies. Mr. Leonard is a Managing Director of UBS Global AM, serves as its Head of North American Equities and Deputy Global Head of Equities, and has been with the company since 1995.

Wilfred Talbot is the lead portfolio manager for the UBS Small Cap Value Fund. He and his team of analysts work exclusively on small cap core and small cap value investing at UBS Global AM. Mr. Talbot oversees the research with respect to the Fund, conducts research on industries assigned to him, and constructs the Fund's portfolio. Mr. Talbot is a Managing Director of UBS Global AM and has been with the company since 1997.

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                                                                               6

Exhibit B

PORTFOLIO MANAGERS

As described in the prospectus, each Fund pays to GIS or GBG, as applicable, a management fee based on a percentage of the Fund's average daily net assets. GIS pays a portion of its management fee to UBS Global AM, and GBG pays a portion of its management fee to BG Overseas, for sub-advisory services to certain Funds. The portfolio managers are generally paid out of the resources, including the management fees paid by the Fund, of the Fund's adviser or sub-adviser, and are not paid from any assets of the Funds or any other managed account. In the case of the Funds managed by GIS, portfolio managers are paid by Guardian Life, with a portion of the total available compensation pool allocated to Guardian Life and GIS, respectively, based on each of those company's assets under management.

A Fund's portfolio managers often manage multiple portfolios for multiple clients. These accounts may include other mutual funds and accounts managed for insurance companies and other institutions. In the case of UBS Global AM and BG Overseas, these other accounts may also include assets for high net worth individuals, pension funds, collective investment trusts, offshore funds, hedge funds and other types of accounts. For portfolio managers of GIS, a significant portion of their portfolio management responsibility is managing the assets of Guardian Life's general account, a pool of mainly fixed income assets that supports the death benefit, claims and other obligations underlying Guardian-issued life, health, disability and other insurance policies (the "Guardian Assets"). The simultaneous management of multiple portfolios potentially could give rise to conflicts of interest, as discussed herein.

The discussion that follows includes: (i) a description of the compensation structure applicable to the portfolio managers of GIS, UBS Global AM and BG Overseas, respectively; (ii) information about each portfolio manager's investment in the Fund(s) for which the manager has day-to-day responsibility;
(iii) other accounts managed by the portfolio managers; and (iv) a description of potential conflicts of interest that may arise with respect to a portfolio manager's management of the Funds.

Compensation Structure

      Guardian Investor Services LLC. The compensation paid to portfolio managers is comprised of both base salary and incentive compensation. The base salary is generally a fixed amount based on the individual's experience and expertise and is reviewed annually. The purpose of the incentive compensation plan is to provide portfolio managers with incentive awards that are tied directly to the performance of the mutual funds and portfolios for which they are responsible. The incentive component can be a significant portion of their total compensation. For the mutual funds, the incentive compensation rewards favorable performance of the mutual funds when compared to peer funds and positive excess return versus appropriate benchmark indices. For the other portfolios, the incentive compensation rewards favorable performance relative to customized benchmark indices.

The mutual fund performance criteria are generally tied to both a peer component and an index component. The peer component is based on the Fund's performance relative to the appropriate peer group in the universe of mutual funds as determined by Lipper, Inc., an independent mutual fund rating and ranking organization.

For the fiscal year ended December 31, 2004, incentive compensation took into account one-year performance; going forward, performance will be measured over rolling one- and three-year periods, with a phase-in period. Generally, incentive compensation for a portfolio manager is warranted for performance better than the 60th percentile relative to the Lipper peer group. The index component is based on whether the Fund's performance exceeds the performance of its benchmark index (for example, the Park Avenue Fund's performance is measured against the performance of the S&P 500 Index). The incentive compensation calculation for a given portfolio manager is based on appropriate weightings that reflect that manager's roles and responsibilities with respect to management of the mutual funds and other portfolios. For equity assets, management of the Funds accounts for substantially all of the calculation; for fixed income assets, the calculation is divided between management of the Guardian Assets and the Funds, respectively. Although under normal circumstances the Guardian Assets substantially exceed those of the Funds, for purposes of the calculation, management of the Funds accounts for approximately 50% or more of a manager's incentive compensation. In determining the actual incentive award to an individual portfolio manager, senior management may increase or decrease the award in its discretion based on the manager's contribution to performance and other factors.

Under the terms of a non-qualified deferred compensation plan (the "plan"), portfolio managers must make a mandatory contribution to the plan of their incentive compensation that exceeds a certain dollar amount. For fiscal year 2004, Guardian Life contributed an additional amount to this plan equal to a percentage of the amount deferred. Portfolio managers may allocate the deferred compensation among any of the Funds managed by GIS, which may or may not include the Fund(s) the portfolio manager is responsible for. The deferred compensation is notionally invested, meaning it is accounted for as though it were invested in the designated Funds but is not actually so invested. The deferred compensation vests after three years.

      UBS Global AM. The portfolio managers receive a base salary and incentive compensation based on their personal performance. Overall compensation can be grouped into four categories:

      - Base salary. Base salary is used to recognize the experience, skills and knowledge that investment professionals bring to their roles. Salary levels are monitored and adjusted periodically in order to remain competitive within the investment management industry.

      - Annual bonuses. Annual bonuses are correlated with performance. As such, annual incentives can be highly variable, and are based on three components: (1) the firm's overall business success; (2) the performance of the respective asset class and/or investment mandate; and (3) an individual's specific contribution to the firm's results. UBS Global AM strongly believes that tying bonuses to both longer-term (3-year) and shorter-term (1-year) portfolio performance closely aligns its investment professionals' interests with those of its clients.

      - UBS AG equity. Many of the senior investment professionals receive a portion of their annual performance-based incentive in the form of deferred or restricted shares of UBS AG (the parent company of UBS Global AM) or employee stock options. The equity shares typically vest over a number of years.

      - Partnership Incentive Program (PIP). PIP is a phantom-equity-like program for key senior staff (approximately top 2%). By tying compensation to overall firm performance over the mid-to longer-term, the program offers significant compensation opportunities for senior staff.

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                                                                               8

      Baillie Gifford Overseas Limited. Mr. Menzies and Mr. Hocknell are partners of BG Overseas. As such, they each receive a base salary and a share of the partnership profits. The profit share is calculated as a percentage of total partnership profits based on seniority, role within BG Overseas and length of service. The basis for the profit share is detailed in the Baillie Gifford Partnership Agreement. The main staff benefits such as pension plans are not available to partners, who provide for those benefits from their own personal funds.

Other Accounts. The following table provides information about other accounts managed by portfolio managers as of December 31, 2004:

                                                                        Number of
                                                                      accounts where      Total assets in
                                                                     advisory fee is       accounts where
                                                 Total assets in         based on         advisory fee is
                       Type of         # of          accounts            account         based on account
      Name            account*       accounts     as of 12/31/04       performance          performance
      ----            --------       --------     --------------       -----------          -----------
   Howard                 a             2       $369.5 million              0                    0
    Chin                  b             5       $2.4 billion                0                    0
   Robert                 a             2       $369.5 million              0                    0
   Crimmins               b             10      $8.8 billion                0                    0
   Alex Grant             a             1       $295.9 million              0                    0
                          b             2       $1.2 billion                0                    0
 Edward Hocknell          a             1       $74.0 million               0                    0
   Jon Jankus             a             2       $255.8 million              0                    0
                          b             5       $918.5 million              0                    0
   Stewart                a             2       $255.8 million              0                    0
   Johnson                b             5       $918.5 million              0                    0
     John                 a             22      $84.6 million               0                    0
   Leonard                b             10      $2.1 million                0                    0
                          c            60++     $8.69 million               0                    0
  Peter Liebst            a             1       $63.3 million               0                    0
                          b             2       $611.5 billion              0                    0

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                                                                               9

Robin Menzies           a             1       $189.8 million              0                    0
Thomas Sorell           a             1       $1.26 billion               0                    0
Wilfred                 a             4       $394.2 million              0                    0
Talbot                  b             4       $146 million                0                    0
                        c            12++      $990 million               0                    0
Gregory                 a             1       $305.7 million              0                    0
Tuorto                  b             1       $1.5 million                0                    0
Matthew                 a             2       $1.56 billion               0                    0
Ziehl                   b             5       $520 million                0                    0

*Key: (a) = Registered investment companies; (b) = Other pooled investment vehicles+; (c) = Other accounts
+The portfolio managers of GIS serve as sector specialists with respect to Guardian Assets.
++Approximate; also includes wrap model as one account.

Conflicts of Interest

      Guardian Investor Services LLC. Portfolio managers for the Funds typically manage other portfolios with investment objectives and strategies that are similar to those of the Funds. In general, the other portfolios are managed using the same investment models that are used in connection with the management of the Funds. Accordingly, Fund portfolio managers often make investment decisions and place trades for other accounts that are similar to those made for the Funds due to the similarities in their investment objectives and strategies. On the other hand, portfolio managers may purchase or sell securities for one portfolio and not another, as appropriate, or may place transactions on behalf of other accounts that are directly or indirectly contrary to investment decisions made on behalf of a Fund. Depending on market conditions, any of these actions could have a potential adverse impact on a Fund. Because the Funds' portfolio managers manage assets for other accounts, the potential exists that a portfolio manager could have an incentive to devote an unequal amount of time and attention to the management of a Fund as compared to the time and attention the manager spends on other accounts. GIS could also be perceived as having a conflict of interest if GIS or any of its affiliates has an investment in an account that is materially larger than its investment in a Fund. To address these and other potential conflicts of interest, GIS has adopted trade allocation policies and procedures, including procedures for allocation of initial public offerings, and has monitoring procedures for compliance with each Fund's investment policies and with the Code of Ethics of the Funds and GIS. In addition, GIS periodically reviews each portfolio manager's overall responsibilities to evaluate whether the manager has adequate resources to effectively manage multiple portfolios in a manner that treats all clients fairly.

      UBS Global AM. The UBS portfolio management team manages accounts utilizing a model portfolio approach that groups similar accounts within a model portfolio. The number of model portfolios under management may change from time to time. The team manages accounts to their respective models, including where possible, those accounts that have specific investment restrictions. This approach is designed to minimize the potential for conflicts of interest among the accounts. Dispersion between accounts within a model portfolio is small due to the use of models and the intention to aggregate transactions where possible. The models developed by the

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                                                                              10

portfolio managers may, from time to time, also be used by other managed asset allocation or balanced accounts and funds to gain exposure to the asset class.

      Baillie Gifford Overseas Limited. BG Overseas manages potential conflicts between funds or with other types of accounts through allocation policies and procedures, and internal review processes. BG Overseas has developed trade allocation systems and controls to seek to ensure that no one client, regardless of type, is intentionally favored at the expense of another. Allocation policies are designed to address potential conflicts in situations where two or more funds or accounts participate in investment decisions involving the same securities.

Beneficial Ownership of Fund Shares. The portfolio managers may allocate their personal investments among various Funds as appropriate given their own investment needs. Certain portfolio managers beneficially own shares of the Fund(s) for which the manager has primary day-to-day responsibility. The table below shows the dollar range of Fund shares beneficially owned by the Fund(s)' portfolio manager(s) as of December 31, 2004. If a portfolio manager's name is not listed, the manager did not beneficially own any shares of the Fund(s) for which the manager has primary day-to-day responsibility.

Portfolio Manager                  Fund                   Dollar Range of Ownership
-----------------                  ----                   -------------------------
Alex Grant                    Tax-Exempt Fund              $            1-10,000
Stewart Johnson               Asset Allocation Fund        $            1-10,000
Peter Liebst                  High Yield Bond Fund         $     10,001 - 50,000
Thomas Sorell                 Park Avenue Fund             $    50,001 - 100,000
Gregory Tuorto                Park Avenue Small Cap Fund   $          1 - 10,000
Matthew Ziehl                 Park Avenue Fund             $   50,001  - 100,000
                              Park Avenue Small Cap Fund   $    50,001 - 100,000

Exhibit C

DISCLOSURE OF PORTFOLIO HOLDINGS

The Funds' Board of Trustees has adopted a policy for the Funds generally prohibiting the release of portfolio holdings information to any person except in limited circumstances or as required by law. Approximately 5 weeks following the end of each quarter, each Fund provides a listing of its 10 largest portfolio holdings, as well as other Fund information, on the Funds' website at www.guardianinvestor.com. Once posted on the website, this information is also available free of charge by calling 1-800-221-3253. In addition, the Funds file their complete portfolio holdings with the SEC on a semi-annual basis on Form N-CSR and within 60 days following the Funds' first and third fiscal quarters on Form N-Q. A link to each Fund's portfolio holdings information is accessible on the Fund's website. Portfolio holdings information is updated when the Fund files its next report on Form N-CSR or Form N-Q.

Portfolio holdings information may be provided pursuant to regulatory request or for other legitimate business purposes only with the prior authorization of the Chief Compliance Officer. Third-party service providers and affiliated persons of a Fund, such as the Fund's investment adviser or sub-adviser, transfer agent and custodian, financial printers, auditors, proxy voting service providers and pricing services, may be provided with the Fund's portfolio holdings information only to the extent necessary to perform services under their agreements with the Fund. If a Fund's portfolio holdings are released pursuant to an ongoing arrangement with these parties or any other party, the Fund must have a legitimate business purpose for doing so, and neither the Fund nor its affiliates may receive any compensation in connection with an arrangement to make available information about the Fund's portfolio holdings. In addition, the receiving party must sign a written confidentiality agreement that provides that the recipient may not: (1) disclose portfolio holdings information to third parties; (2) trade on such information; and (3) use such information for any purposes whatsoever other than for the purposes for which such information was furnished. The party receiving such information also must have procedures in place to prevent the disclosure or misuse of such information.

From time to time, a Fund may arrange to release portfolio holdings information to certain organizations following the filing of the Fund's most recent Form N-CSR or Form N-Q. The Funds have authorized State Street Bank and Trust Company, the Funds' custodian, to transmit a list of each Fund's portfolio holdings to the following independent statistical, rating and ranking organizations: Standard and Poor's Ratings Group, Lipper Inc., Morningstar and Thomson Financial. In addition, the following organizations may receive portfolio holdings information from time to time in advance of the filing of the Fund's Form N-CSR or Form N-Q, in order to perform services for the Funds:

   (1)      State Street Bank and Trust Company, custodian
   (2)      Ernst & Young LLP, independent registered public accounting firm
   (3)      Institutional Shareholder Services, Inc., proxy voting service
   (4)      FT Interactive Data, pricing service
   (5)      Bowne & Co., Inc., financial printer
   (6)      R.R. Donnelley & Sons, financial printer
   (7)      Hewitt Associates, 401(k) plan administrator

If portfolio holdings information is to be released to these organizations or any other third party prior to the filing of the Fund's Form N-CSR or Form N-Q, the Fund must obtain a confidentiality agreement from that party prior to the release of such information, as described above.

A Fund's portfolio holdings information may also be released to the Funds' Trustees and to the law firm representing the Disinterested Trustees, in conjunction with their review of the Fund's shareholder reports, approximately 5-7 business days prior to publication of the reports. In addition, aggregated portfolio holdings information that does not specifically identify the Fund may be provided to certain parties for statistical analysis and research purposes.

Employees having access to non-public portfolio holdings information must acknowledge receipt of the Funds' policies and procedures with respect to disclosure of portfolio holdings information and to certify annually that they have (1) read the policies and procedures and (2) agree to comply with them. The Funds' policies and procedures with respect to the release of non-public portfolio holdings information are subject to periodic review by the Chief Compliance Officer, including a review with the Board of any conflicts of interest in the disclosures made in accordance with the policy and any exceptions granted under the policy. Exceptions to the policy may not be made, however, unless the Chief Compliance Officer, in consultation with the Board, determines that providing the portfolio holdings information is consistent with the best interests of shareholders.

Exhibit D

Matters Considered By the Board. In approving the continuation of the investment advisory agreements and the investment sub-advisory agreements, the Board reviewed and discussed materials prepared by the GIS and a report furnished by an independent mutual fund rating firm comparing each Fund's advisory fee rate and overall expense ratio with those of comparable funds. The Board also considered the size of the Funds and any economies of scale and fall-out benefits, as well as the continuing subsidy by GIS of certain Funds. The Board considered: (i) the nature, extent and quality of services provided to the Funds by the investment adviser and sub-advisers and the overall positive cooperation of management and concluded that the services provided were satisfactory; (ii) the investment performance of the Funds and the adviser's and sub-advisers' employment of knowledgeable personnel and determined that performance of certain funds was satisfactory, and for those Funds where performance was less than satisfactory, that management was working to address the performance issues;
(iii) the costs of the services provided and the profitability to the investment adviser and concluded that the advisory fees were reasonable; and (iv) the extent to which economies of scale could be realized and whether fee levels reflect economies of scale. The Board also reviewed and relied upon comparisons of advisory fees paid by other investment companies and other clients of the adviser and sub-advisers. The Disinterested Trustees of the Funds were assisted by independent legal counsel in their deliberations.